Mail Stop 4561
                                                            May 31, 2018


Wei Wei
Chief Executive Officer
Pintec Technology Holdings Limited
216, 2/F East Gate, Pacific Century Place
No. A2 Gongti North Road
Chaoyang District, Beijing
People's Republic of China

       Re:      Pintec Technology Holdings Limited
                Amendment No. 2 to Draft Registration Statement on Form F-1 Submitted May 4, 2018
                CIK No. 0001716338

Dear Mr. Wei:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
February 27, 2018 letter.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, Judgments and Estimates

Share-based compensation expenses, page 91

1. You disclose that prior to the Reorganization all options and restricted ordinary shares were granted by Jimu Group with its own underlying shares. Please tell us whether any options or restricted shares were granted by Pintec with its own underlying shares and
 Wei Wei
Pintec Technology Holdings Limited
May 31, 2018
Page 2

       provide us with the details of these grants. Please provide updates through the date of effectiveness.

Results of Operations

Gross Profit, page 96

2. We note your revised disclosure in response to prior comments 2 and 3 on pages 84 and
       85. Please also quantify each factor that contributed to a material change in your gross profit margin. In this regard, you state that such improvement was driven by a greater volume of higher-margin personal and business installment loans and "negotiations with
       [y]our business partners." Refer to Section III.D of SEC Release No. 33-6835.

Liquidity and Capital Resources, page 97

3. In your response to comment 13 of our letter dated January 9, 2018, you indicated that when you include financial statements for the twelve months ended December 31, 2017, you would disclose material amounts of cash held by VIEs separately from the amount of cash held by other entities. We, however, are unable to locate this disclosure. Please revise accordingly or explain.

Business

Our Strategies

Continue to Develop and Provide More Innovative Solutions, page 113

4. We note that you are "working on blockchain applications" for your business. Please explain the nature and purpose of blockchain technology in the context of your business, and discuss any significant challenges and risks with regard to its implementation and accessibility.

Management

Directors and Executive Officers, page 145

5. You disclose on pages 5, 69, and 79 that six of your directors also sit on the board of
       Jimu Holdings Limited. Please identify the directors who are also directors of Jimu
       Holdings Limited. Refer to Item 6.A.2 of Form 20-F.
 Wei Wei
Pintec Technology Holdings Limited
May 31, 2018
Page 3

Combined Financial Statements

Combined Balance Sheets, page F-3

6. Please revise to provide the pro forma impacts of the reorganization on your balance sheet and earnings per share, if applicable. Refer to Article 11 of Regulation S-X.

Notes to Combined Financial Statements

Note 1. Organization and principal activities

(b) Reorganization, page F-7

7. You disclose that the Pintec business was transferred to you in December 2017; however, your disclosures on page F-55 appear to indicate that the transfer of the Pintec business was not completed until March 2018. Please reconcile these disclosures and tell us the date on which you acquired control of the Pintec business. Please describe in detail any transactions or agreements that were not completed as of December 31, 2017, and explain how these were considered when concluding that the financial statements as of December
        31, 2017 should include the Pintec business.

(c) Variable interest entities

(2) VIE arrangements after the Reorganization, page F-13

8. You disclose that contractual arrangements have been entered into that are consistent with those in place prior to the reorganization. However, you also disclose that you will consolidate the VIEs upon execution of the new contractual arrangements. Please clarify when the new contractual arrangements were executed and how they support the consolidation of the VIEs as of December 31, 2017.

Note 4. Acquisition of Shenzhen Minheng, page F-34

9. You disclose that based on the results of the qualitative goodwill analysis performed, you concluded that a quantitative assessment was required. Please tell us the percentage by which the fair value of the reporting unit exceeded its carrying value. To the extent that the estimated fair value is not substantially in excess of the carrying value and is therefore at potential risk of failing step one of your goodwill impairment analysis, please revise to disclose the percentage by which the fair value of the reporting unit exceeded its carrying value as of the date of the most recent test.
 Wei Wei
Pintec Technology Holdings Limited
May 31, 2018
Page 4

Note 18. Share based compensation expenses

Share options issued by Jimu Parent to employees of the Company, page F-49

10. Please revise to provide the disclosures required under ASC 718-10-50-2(c)(1). In this regard, we note that the roll forward schedule you provided for share options does not reflect options exercised, outstanding or exercisable.

Note 23. Restricted net assets, page F-55

11. Revise to update the restricted net asset disclosures as of December 31, 2017. To the extent that restricted net assets exceeds 25% of combined net assets, provide the parent-
       only financial information required under Rule 12-04 of Regulation S-X. See Rule 5-
       04(c) and Rule 12-04 of Regulation S-X.

Item 7. Recent Sales of Unregistered Securities, page II-1

12. We note that there were several issuances of ordinary and preferred shares in 2017.
       Please tell us whether these issuances involved shares of Jimu Parent or shares of Pintec.
       If the latter, please explain why such issuances are not reflected in your combined financial statements, including earnings per share, as of December 31, 2017 and why you have not disclosed the significant terms and provisions of these shares pursuant to ASC
       505-10-50.


        You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Christine Dietz,
Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Bernard Nolan, Attorney-Adviser, at
(202) 551-6515 or, in his absence, me at (202) 551-3453 with any other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at
(202) 551-3735.

                                                             Sincerely,

                                                             /s/ Barbara C.
Jacobs for

                                                             Jan Woo
                                                             Legal Branch Chief
                                                             Office of
Information
                                                             Technologies and
Services

cc:    Z. Julie Gao, Esq.
       Skadden, Arps, Slate, Meagher & Flom LLP